Exhibit 99.2

Stellantis Leverages Its Management Organisation with Changes to Drive Performance Under the Leadership of Carlos Tavares

AMSTERDAM, October 10, 2024 - To drive simplification and enhance organisational performance in a turbulent global environment, Stellantis today announced targeted management changes, effective immediately, under the leadership of CEO Carlos Tavares to redouble the Company’s focus on its key business priorities and confront head-on the global challenges facing the industry.

Antonio Filosa is appointed North America Chief Operating Officer in addition to his role as Jeep® brand CEO succeeding Carlos Zarlenga whose next position will be subject to a further announcement. Having successfully led the excellent performance of Stellantis’ South America Region, driving increased revenue, quality and market share, Antonio brings a wealth of business and leadership experience to this new role.

Jean-Philippe Imparato is appointed Chief Operating Officer Enlarged Europe in addition to his role as CEO of Pro One succeeding Uwe Hochgeschurtz who will leave the Company. With almost 34 years experience in brands, business units and commercial network management with the Company, Jean-Philippe will reinforce the commercial performance of the region during the critical period of the energy transition, with his particular focus on sales.

Doug Ostermann is appointed Chief Financial Officer succeeding Natalie Knight who will leave the Company. Doug has more than 19 years experience in finance across three international groups including Stellantis and another OEM and was previously Stellantis China’s Chief Operating Officer. Doug has wide-ranging experience in the automotive industry as well as in P&L management and finance.

Gregoire Olivier is appointed as Chief Operating Officer China and remains the Liaison Officer to Leapmotor, leveraging his expert knowledge and experience of the Chinese market.

Santo Ficili is appointed CEO of Maserati and Alfa Romeo and member of the Top Executive Team, taking advantage of his extensive knowledge of the automotive sector and commercial operations. Davide Grasso’s next position will be subject to a further announcement.

To drive commercial performance, the Supply Chain organisation will transfer to the Manufacturing Division, under the leadership of Arnaud Deboeuf, from the Purchasing Division led by Maxime Picat who will dedicate even greater focus and expertise to the performance improvements to be achieved with our supplier partners.

Stellantis CEO Carlos Tavares said: “During this Darwinian period for the automotive industry, our duty and ethical responsibility is to adapt and prepare ourselves for the future, better and faster than our competitors to deliver clean, safe and affordable mobility. The newly appointed leadership team members will make their valuable contributions to our overall team’s determination to tackle the challenges ahead, reinforcing and accelerating our transformation to become the preferred mobility tech company. I would like to thank everyone who contributed to lay the foundations for Stellantis’ future success.”

John Elkann, Chairman of the Board of Directors, said: “The Board of Directors is unanimous in its support of Carlos Tavares and for the decisive changes announced today. We are confident that these steps to simplify our organisation will strengthen our leadership team as they work to restore the Company’s performance to industry leading levels.”

The Company also confirmed that the formal process to identify a successor to Carlos Tavares, when he retires at the conclusion of his CEO term in early 2026 is already under way. This is being led by a Special Committee of the Board Chaired by John Elkann and will complete its work by the fourth quarter of 2025.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com